April 20, 2005

Mail Stop 03-06

Jay O. Wright
President and Chief Executive Officer
Mobilepro Corp.
6701 Democracy Boulevard
Bethesda, MD  20817

RE: 	Davel Communications, Inc.
	Amended Schedule 13E-3
	Filed April 12, 2005
      File No. 005-54989

      Amended Preliminary Schedule 14C
      Filed April 12, 2005
      File No. 000-25207

	Amended Schedule 14F-1
	Filed April 12, 2005

Dear Mr. Wright:

      We have reviewed the above filings for compliance with Rules 13e-3 and 14f-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14F-1

1. We reissue comment 1 in part. Please provide us your detailed analysis of why as a non-listed company, you are not required to comply with the requirements of Item 401(h) of Regulation S-K and
Item 7 of Schedule 14A. Also, note that Item 7(d)(1) requires your disclosure of whether you have an audit committee, not whether you are required to have one. If you do have an audit committee, then you are required by this Item to identify each committee member, state the number of meetings held by the committee and describe briefly the functions of the committee. Additionally, refer to
Item 401(a) of Regulation S-K which requires the disclosure of all positions and offices held by each of your directors with you. Finally, given your disclosure that you do not have a nominating committee, provide the disclosure required by Item 7(d)(2)(i).

2. We note your response to comment 1 with respect to Item 8 of
Schedule 14F-1. We disagree that the information required is that which would have been required as of November 2004. Your filing and distribution of the Schedule 14F-1 was not made until after the end of 2004, thus you are required to disclose information for fiscal year 2004.

Schedule 13E-3

Item 13

3. We note your response to our prior comment 5. Typically, the parties disseminate the disclosure document following the completion of the review process by the staff of the Division of Corporation Finance. While we note the timing restrictions faced by the company, the company should have factored in a sufficient amount of time for completion of the review process. We understand from your response that the company mailed the information statement without resolving all staff comments and that the company does not believe it needs to circulate any additional information. Without agreeing with your analyses and conclusions, we will not raise
additional comment at this time.   However, we continue to believe
that the shareholders are entitled to updated financial information and the previous comment noted above remains outstanding. In this regard, we give you no assurance with regard to your compliance with the disclosure and dissemination requirements of the federal securities laws.

Preliminary Schedule 14C

Analysis of the Board of Directors - Page 29

4. Revise your disclosure to include the substance of your response.

Appendix E.  Pro Forma Financial Statements

5. We note your response to comment 16. Tell us where you have made the adjustments that show the cash payment to be made to the minority shareholders. If you have not shown this adjustment, revise the pro forma financial statements to show it or give us your analysis as to why it is not required to be shown.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the
amendments to expedite our review.   Please furnish a cover letter
with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      Please contact the undersigned at (202) 942-2962 or, in his absence, Pamela Carmody, Special Counsel, at (202) 942-1918 with any other questions.


						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions


cc (via fax):	Ernest Stern, Esq. ((202) 778-6460)